January 7, 2008
Via Electronic Submission and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Trubion Pharmaceuticals, Inc.
Form 10-K for the Period Ended December 31, 2006
Filed March 26, 2007
File No. 001-33054
Dear Mr. Rosenberg:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 19, 2007 (the “Comment Letter”) to Ms. Michelle G. Burris, Senior Vice President and Chief Financial Officer of Trubion Pharmaceuticals, Inc. (“Trubion” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 Form 10-K”). The response and supplementary information set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Notes to Financial Statements, page F-8
4. Collaboration agreement, page F-14
Comment:
With respect to your agreement with Wyeth, it appears that there is an obligation of management to participate in various joint committees. Please tell us how you have considered these agreements in determining your revenue recognition for the collaboration agreement. Please include a discussion of your rights and obligations and the term of your participation in the committees.
Response:
To put the Company’s response in context, a brief description of the Company’s collaboration agreement with Wyeth is provided below:
Background
In December 2005, the Company entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of its lead product candidate, TRU-015,

and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. The Company is also collaborating with Wyeth on the development and worldwide commercialization of other SMIPtm product candidates directed to targets other than CD20 established pursuant to the agreement. In addition, the Company has the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. The Company retains the right to develop and commercialize, on its own or with others, SMIPtm product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless terminated earlier, the agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of the date that any such product shall no longer be subject to a valid claim of a U.S. or foreign patent or application or, generally, 10 years after the first commercial sale of any product licensed under the agreement.
In connection with the agreement, Wyeth paid the Company a $40 million non-refundable, non-creditable upfront fee in January 2006 and purchased directly from the Company in a private placement, concurrent with the Company’s initial public offering, 800,000 shares of the Company’s common stock at the initial public offering price of $13.00 per share, resulting in net proceeds of $10.4 million.
With respect to control over decisions and responsibilities, the agreement provides for a Joint Research Committee (“JRC”), a CD20 Product Joint Development Committee (“JDC”), and a Joint Patent Committee (“JPC”) (collectively “the Committees”), consisting of representatives of the Company and Wyeth. Ultimate decision-making authority as to most matters within the agreement, however, is vested in Wyeth. Wyeth may terminate the agreement without cause at any time after December 22, 2007.
Wyeth’s financial obligations to the Company also include:
1.	Payments (in addition to the $40 million upfront license fee) of up to $250 million based on regulatory and sales milestones for CD20-directed therapies.

2.	Payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 that have been and are to be selected by Wyeth pursuant to the agreement.

3.	Collaborative research funding commitments of up to $9 million in exchange for a commitment by the Company to provide an agreed upon number of full-time employees per year to provide services in furtherance of the Research Program. The term of the collaborative research funding is finite with the ability of Wyeth to terminate early or extend the Research Program for a specified period of time.

4.	Additional amounts for reimbursement of agreed external research and development costs and patent costs.

5.	Royalty payments on future licensed product sales.
Pursuant to the agreement, the Company is obligated to do the following:

•	License rights to Wyeth to TRU-015, the Company’s lead product candidate in exchange for items 1 and 5 above.

•	Provide research and development services under the Research Program, which is overseen by the JRC, for a finite period of time with the ability of Wyeth to terminate early or extend for a specified period of time. The services are provided by an agreed upon number of full-time employees per year. The maximum contractual term of the Research Program is within the current estimated term of the Development Program. The Research Program refers to research activities using both CD20 and non-CD20 targets. These services are in exchange for items 2, 3 and 5 above.

•	Provide research and development services under the Development Program, which is overseen by the JDC for CD20 directed therapies. More specifically, Trubion is to coordinate clinical trials for Phase I, Phase IIa and IIb for TRU-015 in Rheumatoid Arthritis and certain niche indications. In connection with these research and development services, Trubion was also obligated to support the transfer of manufacturing activities or its arrangements with third party manufacturers to Wyeth. All of these obligations are in exchange for items 4 and 5 above.

•	Maintain, defend and prosecute patents, as and if necessary.
Accounting Overview
The Company considers its collaboration and license agreement with Wyeth to be a revenue arrangement under which the Company provides multiple deliverables (license rights and research and development services). The Company has assessed these deliverables under the guidance of Emerging Issues Task Force Issue 00-21: Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) to determine which deliverables are considered separate units of accounting. Once the separate units of accounting are identified, revenue is recognized under the guidance in SEC Staff Accounting Bulletin No. 104: Revenue Recognition (“SAB 104”). The Company has concluded that the non-refundable upfront fee was not separable from the research and development services and thus it should be recognized over the estimated period during which such services are to be delivered. The upfront license fee is recognized on a straight-line basis over the estimated term of the research and development service period, which is currently estimated to be six years and three months based upon the planned activities of the Development Program.
Joint Committees
The Company has evaluated whether its participation on joint committees under the collaboration agreement with Wyeth constitute deliverables under the arrangement. The Company has concluded that participation on the joint committees is not a deliverable and therefore such participation is not considered to be a service element of the research and development unit of accounting.

In making its determination, the Company evaluated the following facts: (i) whether or not participation is explicitly referred to as an obligation of the Company in the agreement; (ii) whether or not participation requires distinct action by the Company; (iii) whether or not lack of participation would result in a significant contractual penalty; and (iv) whether or not inclusion or exclusion of participation would cause the upfront payment to vary by more than an insignificant amount. Additionally, the Company considered the nature of the Committee’s activities referred to in the agreement and their impact on performance; and whether participation on the Committees was negotiated for as part of the arrangement.
With respect to each of the Committees:
•	At the time the collaboration agreement was signed, the Company believed and continues to believe that its intent in agreeing to participate in the Committees was based on its interest in securing the right and ability to monitor Wyeth’s obligation to “use commercially reasonable efforts to develop licensed products.” This negotiated right is an administrative mechanism for the Company to keep apprised of research plans and budgets as they are updated. It enables the Company to participate in the continued development and governance of the research and development programs, and to protect its intellectual property rights. This Company right is important because the ultimate decision-making authority as to most matters within the collaboration is vested in Wyeth. We have disclosed that Wyeth has ultimate decision making authority in Item 1 and Item 1A of our 2006 Form 10-K.

•	As for the JRC, the agreement stipulates that the JRC “oversees” the Research Program activities with a commitment that three representatives from each party attend quarterly committee meetings. The agreement stipulates that the JDC is to be comprised of appropriate representatives of both parties to review and provide input to Wyeth regarding CD20 Product Development. The agreement further stipulates that the JPC shall be made up of one representative from each party with experience in the prosecution of biotechnology patents and will attend quarterly committee meetings.

•	There is no financial consideration tied to the participation on these Committees and there is no stated penalty for lack of participation.

•	Given the value of the license rights and the other deliverables included in the Agreement and Wyeth’s right to exploit these rights and deliverables we do not believe that the inclusion or exclusion of participation in any of the Committees would have caused the upfront or ongoing payments to vary.

•	Further, given Wyeth’s research, development, and manufacturing capabilities, financial resources and the knowledge transfer from Trubion to Wyeth that took place shortly after the commencement of the collaboration, we believe that Wyeth has the ability to exercise its rights under the agreement with or without our participation on the Committees. For example, clinical trial activities for all product candidates under the agreement, other than those for TRU-015, and all manufacturing activities, including those for TRU-015, are being performed directly by Wyeth. As such, we believe our participation on the Committees is not essential to the value of the other deliverables.

Joint Research Committee (“JRC”): The JRC is responsible for establishing, monitoring, and reporting of the research plan under the collaboration agreement. Although the Company participates on the JRC, Wyeth has final decision-making authority with respect to how the parties proceed with the Research Program. We have disclosed that Wyeth has ultimately decision making authority in Item 1 and Item 1A of our 2006 Form 10-K. The agreement provides for a finite research term with the ability of Wyeth to terminate early or extend for a specified period of time. The maximum contractual term of the Research Program is within the current estimated term of the Development Program. The Company’s responsibilities under the JRC are coterminous with the term of the Research Program. Because additional rights or obligations not otherwise contained in the collaboration agreement cannot be established by the JRC, the Company determined that the JRC functions as an administrative mechanism for the parties to review and update research plans and budgets. Our participation requires only reasonable efforts that can be met by attending quarterly face-to-face or telephonic meetings. We consider our participation to be an insignificant administrative role.
CD20 Product Joint Development Committee (“JDC”): The JDC is responsible for providing input to Wyeth regarding CD20 product development only. In addition, there are multiple sub-teams that are responsible for monitoring and reporting of development activities provided for in the deliverables cited above. Although the Company participates on the JDC, Wyeth has final decision-making authority with respect to how the parties proceed with product development. We have disclosed that Wyeth has ultimate decision making authority in Item 1 and Item 1A of our 2006 Form 10-K.
Examples of Wyeth’s sole authority are included in the following sections of the Agreement:
•	Section 4.1 Product Development: “Wyeth shall have the sole authority, at its expense, for the development of licensed products including the initiation and conduct of clinical trials.”

•	Section 4.2 Transfer of Product Data and Filings: Trubion shall “assign and transfer to Wyeth Trubion’s entire right, title and interest in and to any of the Product Data and Filings.”

•	Section 4.7 Joint Development Committee: “Wyeth shall have final decision-making authority with respect to how the Parties proceed with CD20 Product Development”
The arrangement to participate on the JDC was based on negotiations by the Company for a right to potentially influence the development plan and monitor Wyeth’s obligation to “use commercial reasonable efforts to develop a licensed CD20 product.” This is further reflected by the fact that the Company’s right to participate on the JDC was only granted for the CD20 product development program and does not extend to any of the other targets within the Research Program.

In addition, the Company considered whether there were unique skills or expertise that the Company brought to the JDC. The Company concluded that no additional skills or expertise were brought to the JDC beyond the Company’s obligations under other elements of the agreement.
The Company believes that the absence of the JDC function would not relieve the parties from their obligations under other elements of the collaboration agreement because participation on the JDC merely provides the Company the opportunity for input on decisions that Wyeth controls and additional rights or obligations not otherwise contained in the collaboration agreement cannot be established by the JDC. As such, the Company believes that the substantive obligations and deliverables of the arrangement are not affected by the activities of the JDC. It is the Company’s belief that the exclusion of the JDC would have no impact on the payments that the Company has received or will receive from Wyeth. The collaboration agreement does not provide a defined term for participation on the JDC; however, the Company’s ongoing development responsibilities, for which the JDC has oversight responsibilities, are able to be estimated based on established development timelines for defined CD20-directed product candidates under development, which is currently estimated to be six years and three months.
Joint Patent Committee (“JPC”): The JPC is responsible for keeping each party apprised of all inventions and know-how developed by Trubion or Wyeth and has responsibility for overseeing intellectual property activities including filing, prosecution, and maintenance of patent rights. It is the Company’s belief that the activities of this Committee are administrative in nature and that these activities are the equivalent to the obligation to defend patents in connection with the warranties issue by Trubion in connection with the legal and valid patents inherent in the License. The purpose of the JPC is to protect the rights of both the Company and Wyeth. These activities are not considered deliverables requiring separation under EITF 00-21 and in accordance with SAB 104 Topic 13.A.3(g).
Therefore, based on the nature of the relationship with Wyeth and the relative attributes of each company and the nature of the activities provided by the Committees the Company has determined that participation on the Committees are not substantive deliverables under the arrangement.
* * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (206) 838-0557.
Sincerely,
/s/ Michelle G. Burris
Senior Vice President and Chief Financial Officer